Exhibit 99.1

Media Release 2 October 2024

James Hardie Industries to Announce Second Quarter Fiscal Year 2025 Financial Results on 13 November 2024

James Hardie Industries plc (ASX: JHX; NYSE: JHX) will announce financial results, for its second quarter ended 30 September 2024, on the ASX before market on Wednesday, 13 November 2024.

The Company will host a conference call that morning at 9:00am Australian Eastern Daylight Time (AEDT).

For those in North America the conference call will commence at 5:00pm Eastern Time (ET), Tuesday 12 November.

Teleconference Registration:    https://s1.c-conf.com/diamondpass/10042431-1xagsf.html
Webcast URL:    https://edge.media-server.com/mmc/p/iunwanpz

Once registered, participants will receive a calendar invitation with global dial-in numbers and a unique PIN which will be required to join the call.

A replay of the call will be available shortly after the call and will be available at;
https://ir.jameshardie.com.au/financial-information/financial-results

This media release has been authorized by Mr. Aaron Erter, Chief Executive Officer.
Investor and Media Contact:
Joe Ahlersmeyer, CFA, Vice President, Investor Relations
Telephone: +1 773-970-1213
Email: investors@jameshardie.com

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland

Media Release: James Hardie to Announce Second Quarter Fiscal Year 2025 Results	1